SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

March 9, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS 2004 EBITDA AND EARNINGS

2004 Alumbrera operations EBITDA – U.S.$58,243,000 ($0.53 per share)

Northern Orion Resources Inc.’s (“Northern Orion”) highlights of the fourth quarter and the year include (all figures are stated in U.S. dollars):

  Attributable share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $16,027,000 ($0.14 per share) for the fourth quarter of 2004, compared to $14,989,000 ($0.14 per share) for the same period in 2003.   EBITDA for the year was $58,243,000 ($0.53 per share) compared to $23,625,000 ($0.41 per share) for 2003.  The Company acquired its 12.5% interest in Alumbrera on June 24, 2003.

  Equity in earnings from Alumbrera was $9,275,000 ($0.08 per share) for the fourth quarter of 2004, compared to $7,486,000 ($0.07 per share) for the same period in 2003.  For the year ended December 31, 2004, equity in earnings was $32,659,000 ($0.30 per share), compared to $10,562,000 ($0.19 per share) for 2003.

  Average realized copper price was $1.51 per pound and average realized gold price was $451 per ounce for the quarter and $1.36 and $415 respectively for 2004.  Copper and gold prices were $0.91 per pound and $379 per ounce respectively, in the fourth quarter of 2003 and $0.85 per pound and $371 per ounce, respectively for the year ended December 31, 2003.

  Cash costs (net of gold by-products) were negative $0.08 per pound of copper during the quarter and negative $0.04 per pound for 2004, compared to negative $0.05 per pound and $0.02 per pound respectively, for the fourth quarter and year ended December 31, 2003.

  The Company received cash distributions from Alumbrera of $9,577,000 during the quarter and $42,144,000 during the year.  Since the Company’s acquisition of its 12.5% interest in Alumbrera on June 24, 2003, it has received cash distributions of $49,635,000 from Alumbrera.  In addition, the Company’s proportional share of cash held by Minera Alumbrera Ltd. is approximately $11 million at December 31, 2004.  The Company expects regular cash distributions from Alumbrera in 2005.

  Net earnings before write-downs was $5,732,000 ($0.05 per share) for the fourth quarter of 2004, compared to $3,445,000 ($0.03 per share) for the same period in 2003, and $23,438,000 ($0.21 per share) for 2004 compared to $2,356,000 ($0.04 per share) for 2003.  In 2004, the Company decided to write-down its non-Argentinean assets.  A write-down of $22,209,000 for the Mantua project was recorded in the fourth quarter, resulting in a net loss of $16,477,000 ($0.15 per share) for the fourth quarter of 2004 and net earnings of $1,229,000 ($0.01 per share) for the year ended December 31, 2004.

  In March 2004, the Company entered into a $24.5 million term loan facility with Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the $25 million promissory notes payable to BHP Billiton for the Alumbrera acquisition.  The Company has repaid $15,960,000 of the HVB loan, leaving a balance of $8,540,000 at March 9, 2005.

  At December 31, 2004, the Company had a cash position (including temporary investments) of $45,689,000.  At March 9, 2005, the Company’s cash position is over $130 million.

“We continue to see significant cash flow from Alumbrera.  Combined with our recent equity issue and cash balance of over $130 million, we have effectively removed much of the equity risk from the development of our Agua Rica copper-gold-moly project,” said David Cohen, President and CEO of Northern Orion.  “We are now in a very strong financial position as we move Agua Rica into development as one of the world’s lowest cost producers of copper.”

Alumbrera operations

Alumbrera benefited from rising copper and gold prices in 2004, and as a result, Alumbrera generated sufficient cash flows to enable it to repay all of its outstanding external project debt in May 2004 and also repay a significant amount of its shareholder loans. Strong copper and gold prices are expected to continue through 2005 and beyond.

Production in 2004 was in line with the budgeted mine plan, which allowed for lower production levels as a result of reduced grades of both copper and gold as the planned open pit development was undertaken in mid-2004.  In mid-2004, the flotation plant upgrade was successfully completed under budget leading to increased mill throughput.  As a result of the mine’s profitability, Alumbrera expects that it will have to pay Argentine taxes commencing in May 2005.

Company's 12.5% proportional share of Alumbrera operations
(Monetary amounts stated in U.S. dollars)
	Fourth quarter		Year ended December 31,
	2004	2003	2004	2003

EBITDA	$ 16,027,000	$ 14,989,000	$ 58,243,000	$ 23,625,000
Equity in earnings	$ 9,275,000	$ 7,486,000	$ 32,659,000	$ 10,562,000

EBITDA, per share	$ 0.14	$ 0.14	$ 0.53	$ 0.41
Equity in earnings, per share	$ 0.08	$ 0.07	$ 0.30	$ 0.19

Sales - Copper (pounds)	10,969,734	17,537,000	46,408,087	27,076,000
Gold (ounces)	17,301	27,200	75,507	41,116

Average realized price
Copper ($ per pound)	$ 1.51	$ 0.91	$ 1.36	$ 0.85
Gold ($ per ounce)	$ 451	$ 379	$ 415	$ 371

Copper cash costs per pound,	$ (0.08)	$ (0.05)	$ (0.04)	$ 0.02
net of gold credits

Outlook

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will, together with the Company’s current cash resources, provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  With the ongoing success of Alumbrera, the Company can focus on the continued development of Agua Rica in 2005.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

Teleconference call details

Northern Orion will host a telephone conference call on Wednesday, March 9 at 1:30 p.m. Pacific Time (4:30 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-387-6216 in Canada and the United States, or 1-416-405-9328 internationally.

The conference call will be archived for later playback until March 16, 2005 and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3137810#.

Selected Financial Information

(Stated in thousands of U.S. dollars, except per share data)

Consolidated balance sheets
	December 31, 2004	December 31, 2003
Cash, cash equivalents, and temporary investments	$ 45,689	$ 11,387
Other current assets	1,637	310
Mineral property interests and equipment	56,652	76,005
Equity investment in Minera Alumbrera Ltd.	85,100	94,585
Total assets	$ 189,078	$ 182,287

Current liabilities	$ 25,024	$ 941
Long-term debt	3,040	33,583
Future income taxes	20,370	18,885
Other	247	97
Shareholders' equity	140,397	128,781
Total liabilities and shareholders' equity	$ 189,078	$ 182,287

Consolidated statements of operations	Fourth quarter		Year ended December 31,
	2004	2003	2004	2003

Equity earnings of Minera Alumbrera Ltd.	$ 9,275	$ 7,481	$ 32,659	$ 10,562
Expenses
Financing costs	(723)	--	(1,036)	--
Foreign exchange gains (losses)	(1,074)	(774)	(1,621)	(436)
Office and administration	(658)	(236)	(2,205)	(812)
Professional and consulting	(939)	(600)	(1,989)	(1,743)
Severance and restructuring	--	(97)	--	(97)
Stock-based compensation	(63)	(2,426)	(1,607)	(5,043)
Interest and other income	222	362	366	438
Interest expense	(308)	(265)	(1,129)	(513)
Earnings (loss) before write-downs	5,732	3,445	23,438	2,356
Write-down of mineral property interests	(22,209)	--	(22,209)	--
Earnings (loss) for the period	(16,477)	3,445	1,229	2,356

Earnings (loss) per share - basic	(0.15)	0.03	0.01	0.04
Earnings (loss) per share - fully diluted	(0.13)	0.02	0.01	0.04

Weighted average shares outstanding ('000s)
Basic	110,285	106,112	109,214	57,014
Fully diluted	127,214	160,877	131,534	60,074

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

March 9, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer